MinebeaMitsumi Passion to Create Value through Difference
Business Results Fiscal Year Ended March 31, 2017
MinebeaMitsumi Inc. May 9, 2017

Contents 1. Financial Results 2. Policy and Strategy May 9,
2017 2 MinebeaMitsumi Passion to Create Value through
Difference

Financial Results Hiromi Yoda Director, Senior Managing
Executive Officer May 9, 2017 3 MinebeaMitsumi Passion to
Create Value through Difference

Summary of Consolidated Business Results Net sales and net
income hit record highs Millions of yen) FY3/16 Full Year
FY3/17 Full Year Change YoY FY3/17 February Forecast Full
Year VS. Forecast Net sales 609,814 638,926 +4.8% 630,000
101.4% Operating income 51,438 49,015 -4.7% 48,000 102.1%
Ordinary income 46,661 48,393 +3.7% 47,000 103.0% Income
attributable to owners of the parent 36,386 41,146 +13.1%
38,000 108.3% Net income per share (yen) 97.26 107.66 +10.4%
99.12 108.3% Foreign exchange rates FY3/16 Full Year FY3/17
Full Year US$ (Yen)120.78 (Yen)108.76 Euro (Yen)132.75
(Yen)119.34 Thai Baht (Yen)3.46 (Yen)3.09 Chinese RMB
(Yen)19.03 (Yen)16.18 May 9, 2017 4 MinebeaMitsumi Passion
to Create Value through Difference

Summary of Consolidated Business Results for 4Q MITSUMI
consolidation boosts sales and profits (Millions of yen)
FY3/16 4Q FY3/17 3Q 4Q Change YoY QoQ Net sales 135,599
167,375 196,418 +44.9% +17.4% Operating income 8,536 16,120
14,300 +67.5% -11.3% Ordinary income 8,215 15,857 13,621
+65.8% -14.1% Income attributable to owners of the parent
6,802 12,167 16,233 +138.7% +33.4% Net income per share
(yen) 18.17 32.44 39.65 +118.2% +22.2% Foreign exchange
rates FY3/16 4Q FY3/17 3Q FY3/17 4Q US$ (Yen)118.37
(Yen)106.13 (Yen)114.29 Euro (Yen)129.35 (Yen)116.04
(Yen)121.14 Thai Baht (Yen)3.30 (Yen)3.02 (Yen)3.24 Chinese
RMB (Yen)18.06 (Yen)15.62 (Yen)16.54 May 9, 2017 5
MinebeaMitsumi Passion to Create Value through Difference

Net Sales Yearly Net sales hit record high (Billions of yen)
228.4 269.1 251.4 282.4 371.5 500.7 609.8 638.9 750.0
Mar.'10 Mar.'11 Mar.'12 Mar.'13 Mar.'14 Mar.'15 Mar.'16
Mar.'17 Mar.'18E May 9, 2017 6 MinebeaMitsumi Passion to
Create Value through Difference

Net Sales Quarterly (Billions of yen) Quarterly net sales
hit record high 99.5 117.0 145.4 138.7 127.4 168.2 178.7
135.6 120.3 154.8 167.4 196.4 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 7 MinebeaMitsumi
Passion to Create Value through Difference

Operating Income Yearly (Billions of yen) Operating income
Operating margin 12.1 22.2 8.6 10.2 32.2 60.1 51.4 49.0 56.0
5.3% 8.2% 3.4% 3.6% 8.7% 12.0% 8.4% 7.7% 7.5% Mar.'10
Mar.'11 Mar.'12 Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17
Mar.'18E May 9, 2017 8 MinebeaMitsumi Passion to Create
Value through Difference

Machined Components Yearly Net sales (Billions of yen) Pivot assemblies Rod-ends/Fasteners Ball bearings 113.6 140.0
155.8 163.8 156.3 161.0 29.7 35.0 37.9 34.3 32.6 31.5 22.9
27.5 30.4 32.1 29.6 31.1 60.9 77.4 87.5 97.4 94.1 98.4
Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17 Mar.'18E *Due to
minor changes in segment classification from FY3/16, FY3/15
numbers are also adjusted for comparison. Operating income
(Billions of yen) Operating income Operating margin 22.4%
24.0% 25.5% 24.9% 25.0% 25.5% 25.5 33.6 39.7 40.9 39.1 41.0
Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17 Mar.'18E May 9, 2017
9 MinebeaMitsumi Passion to Create Value through Difference

Machined Components Quarterly Net sales (Billions of yen)
Pivot assemblies Rod-ends/Fasteners Ball bearings 36.6 37.1
40.2 41.9 41.0 42.3 40.8 39.8 39.2 37.3 38.5 41.3 9.2 9.2
10.1 9.5 8.3 9.5 8.9 7.6 7.6 7.9 8.7 8.4 6.8 7.2 7.7 8.7 8.1
8.0 7.8 8.2 8.0 7.1 6.8 7.7 20.7 20.7 22.4 23.7 24.6 24.8
24.0 24.0 23.6 22.3 23.1 25.2 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
3Q 4Q FY3/15 FY3/16 FY3/17 *Due to minor changes in segment
classification from FY3/16, FY3/15 numbers are also adjusted for comparison. Operating income (Billions of yen) Operating income Operating margin 26.1% 26.4% 25.1% 24.6% 24.3% 24.2%
26.0% 25.3% 26.5% 24.5% 24.7% 24.5% 9.6 9.8 10.1 10.3 10.0
10.2 10.6 10.1 10.4 9.1 9.5 10.1 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
2Q 3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 10 MinebeaMitsumi
Passion to Create Value through Difference

Electronic Devices and Components Yearly Net sales (Billions of yen) Other Sensing devices Electronic devices Motors
167.9 230.5 344.7 445.5 441.6 397.0 8.8 7.4 5.2 3.6 4.0 4.1
9.3 10.7 13.4 35.9 38.3 33.8 47.9 72.7 170.9 245.0 241.0
184.3 101.9 139.7 155.3 161.0 158.3 174.8 Mar.'13 Mar.'14
Mar.'15 Mar.'16 Mar.'17 Mar.'18E *Due to minor changes in
segment classification from FY3/16, FY3/15 numbers are also
adjusted for comparison. Operating income (Billions of yen)
Operating income Operating margin -1.5% 4.2% 8.9% 5.0% 5.0%
5.5% (2.5) 9.6 30.7 22.3 21.9 22.0 Mar.'13 Mar.'14 Mar.'15
Mar.'16 Mar.'17 Mar.'18E May 9, 2017 11 MinebeaMitsumi
Passion to Create Value through Difference

Electronic Devices and Components Quarterly Net sales
(Billions of yen) Other Sensing devices Electronic devices
Motors 62.9 79.9 105.2 96.8 86.3 125.8 137.8 95.7 80.9 117.4
128.7 114.6 1.6 1.1 1.5 1.1 0.7 0.7 0.7 1.2 0.7 0.9 1.2 1.3
2.7 2.8 3.2 4.7 8.2 9.7 9.4 8.6 8.6 8.9 8.5 12.3 21.8 38.1
60.5 50.4 37.8 73.3 87.3 46.6 32.2 68.9 80.9 58.9 36.8 37.9
39.9 40.6 39.7 42.0 40.2 39.1 39.4 38.8 38.0 42.1 1Q 2Q 3Q
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY3/15 FY3/16 FY3/17 *Due to
minor changes in segment classification from FY3/16, FY3/15
numbers are also adjusted for comparison. Operating income
(Billions of yen) Operating income Operating margin 5.1%
9.0% 11.1% 8.9% 6.5% 5.4% 5.5% 2.5% 0.5% 5.5% 7.3% 4.9% 3.2
7.2 11.7 8.6 5.6 6.7 7.6 2.4 0.4 6.4 9.4 5.6 1Q 2Q 3Q 4Q 1Q
2Q 3Q 4Q 1Q 2Q 3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 12
MinebeaMitsumi Passion to Create Value through Difference

Mitsumi Business (consolidated portion in 4Q)

Quarterly

Net sales (Billions of yen)

Both net sales and operating income are consolidated for the period after business integration on January 27, 2017


40.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY3/15
FY3/16
FY3/17

Operating income (Billions of yen)


Operating income
Operating margin
5.7%
2.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY3/15
FY3/16
FY3/17

May 9, 2017
13

MinebeaMitsumi
Passion to Create Value through Difference

Mitsumi Business (including pre-merger) Quarterly Both net
sales and operating income in and before 3Q FY3/17 are
pre-merger results. 4Q FY3/17 results are based on
managerial accounting for the three months. Net sales
(Billions of yen) 26.5 41.4 45.6 39.6 34.2 49.5 40.4 39.5
32.6 44.6 47.8 52.9 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
FY3/15 FY3/16 FY3/17 Operating income (Billions of yen)
Operating income Operating margin -12.5% 2.2% 6.4% 1.2%
-5.0% 2.3% -5.0% -5.1% -10.7% -19.4% 7.1% -3.3 0.9 2.9 0.5
-1.7 1.1 -2.0 -2.0 -3.5 -1.5 -9.3 (*)3.0 3.7 (*) Excluding
(Yen)12.3bn of inventory write-downs in 3Q 1Q 2Q 3Q 4Q 1Q 2Q
3Q 4Q 1Q 2Q 3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 14
MinebeaMitsumi Passion to Create Value through Difference

Mitsumi Business (including pre-merger) Yearly Both net
sales and operating income in and before 3Q FY3/17 are
pre-merger results. 4Q FY3/17 results are based on
managerial accounting for the three months. Net sales
(Billions of yen) 152.1 157.4 153.0 163.6 178.0 191.2
Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17 Mar.'18E Operating
income (Billions of yen) Operating income Operating margin
-2.9% 0.4% 0.6% -2.8% -5.9% 5.2% (4.4) 0.6 1.0 (4.6) (10.6)
(*)1.8 10.0 (*) Excluding (Yen)12.3bn of inventory
write-downs in 3Q Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17
Mar.'18E May 9, 2017 15 MinebeaMitsumi Passion to Create
Value through Difference

Net Income Yearly Net income hit record high (Billions of
yen) Income attributable to owners of the parent Net income
per share (yen) 6.7 12.5 5.9 1.8 20.9 39.9 36.4 41.1 41.5
17.2 32.6 15.6 4.8 55.9 106.7 97.3 107.3 98.0 Mar.'10
Mar.'11 Mar.'12 Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17
Mar.'18E May 9, 2017 16 MinebeaMitsumi Passion to Create
Value through Difference

Net Income Quarterly Quarterly net income hit record high
(Billions of yen) Income attributable to owners of the
parent Net income per share (yen) 6.8 11.0 13.2 8.9 10.1 7.7
11.8 6.8 3.2 9.6 12.2 16.2 18.3 29.4 35.2 23.8 26.9 20.6
31.6 18.2 8.5 25.5 32.4 39.7 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 17 MinebeaMitsumi
Passion to Create Value through Difference

S.G. and A. Expenses Quarterly (Billions of yen) S.G. and A.
expenses S.G. and A. sales ratio 13.8 14.9 15.4 15.9 17.0 18.3
18.4 18.1 17.4 18.7 17.4 23.3 13.8% 12.8% 10.6% 11.5% 13.3%
10.9% 10.3% 13.3% 14.5% 12.1% 10.4% 11.9% 1Q 2Q 3Q 4Q 1Q 2Q
3Q 4Q 1Q 2Q 3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 18
MinebeaMitsumi Passion to Create Value through Difference

Inventories Quarterly (Billions of yen) 67.4 78.1 89.6 92.2
94.5 118.1 126.7 103.0 87.0 96.4 96.7 120.4 1Q 2Q 3Q 4Q 1Q
2Q 3Q 4Q 1Q 2Q 3Q 4Q FY3/15 FY3/16 FY3/17 May 9, 2017 19
MinebeaMitsumi Passion to Create Value through Difference

Capital Expenditure and Depreciation Yearly (Billions of yen)
Capital Expenditure Depreciation and Amortization Expenses
27.3 20.8 27.3 19.6 43.7 20.8 20.7 23.7 37.6 28.8 43.9 34.8
31.8 28.2 44.0 33.0 Mar.'11 Mar.'12 Mar.'13 Mar.'14 Mar.'15
Mar.'16 Mar.'17 Mar.'18E Forecast May 9, 2017 20
MinebeaMitsumi Passion to Create Value through Difference

Net Interest-Bearing Debt/Free Cash Flow Yearly (Billions of
yen) 103.6 114.2 136.2 109.9 93.1 97.5 70.9 56.2 -4.2 -8.8
-14.8 24.2 24.5 -1.1 36.3 21.9 Mar.'11 Mar.'12 Mar.'13
Mar.'14 Mar.'15 Mar.'16 Mar.'17 Mar.'18E Forecast Net
interest-bearing debt Free cash flow May 9, 2017 21
MinebeaMitsumi Passion to Create Value through Difference

Forecast for Fiscal Year Ending March 31, 2018 Expecting
higher net sales and operating income YoY due to huge
contribution from full-year consolidation of Mitsumi
business (Millions of yen) FY3/17 Full Year FY3/18 1st Half
2nd Half Full Year YoY Net sales 638,926 376,400 373,600
750,000 +17.4% Operating income 49,015 26,300 29,700 56,000
+14.2% Ordinary income 48,393 25,800 29,200 55,000 +13.7%
Income attributable to owners of the parent* 41,146 19,400
22,100 41,500 +0.9% Net income per share (yen) 107.33 45.83
52.20 98.03 -8.7% Foreign exchange rates FY3/17 Full Year
FY3/18 Full Year Assumptions US$ (Yen)108.76 (Yen)105.00
Euro (Yen)119.34 (Yen)115.00 Thai Baht (Yen)3.09 (Yen)3.06
Chinese RMB (Yen)16.18 (Yen)16.00 May 9, 2017 22
MinebeaMitsumi Passion to Create Value through Difference

Forecast for Business Segment (Millions of yen) FY3/17 Full
Year FY3/18 1st Half 2nd Half Full Year YoY Net sales
638,926 376,400 373,600 750,000 +17.4% Machined components
156,310 80,200 80,800 161,000 +3.0% Electronic devices and
components 441,615 202,500 194,500 397,000 -10.1% Mitsumi
business 40,342 93,300 97,900 191,200 - Other 658 400 400
800 +21.6% Operating income 49,015 26,300 29,700 56,000
+14.2% Machined components 39,147 20,100 20,900 41,000 +4.7%
Electronic devices and components 21,898 10,600 11,400
22,000 +0.5% Mitsumi business 2,315 4,400 5,600 10,000 -
Other (120) (200) (200) (400) X3.3 Adjustment (14,223)
(8,600) (8,000) (16,600) +16.7% May 9, 2017 23
MinebeaMitsumi Passion to Create Value through Difference

MinebeaMitsumi Passion to Create Value through Difference
Management Policy and Business Strategy May 9, 2017 Yoshihisa
Kainuma Representative Director, President and Chief
Executive Officer Page 24

Full-year forecast (FY3/2018) MinebeaMitsumi Passion to
Create Value through Difference Turned-around money-losing
businesses Focusing on strengthening money-earning
businesses! Machined Components: to boost productivity to
\50 billion OP Electronic Devices and Components: Motors will be #2 profit generator Mitsumi business: will boost bottom
line by generating large profits (Billion yen) FY3/17 Full
Year Forecast for FY3/18 1st Half 2nd Half Full Year YoY Net
sales 638,926 Record High 376,400 373,600 750,000 +17.4%
Operating income 49,015 26,300 29,700 56,000 +14.2% Ordinary income 48,393 25,800 29,200 55,000 +13.7% Income
attributable to owners of the parent 41,146 Record High
19,400 22,100 41,500 +0.9% Net income / share (\) 107.33
Record High 45.83 52.20 98.03 8.7% $=\105 $=34.3 Baht May 9,
2017 25

Challenge to \1 trillion sales and/or \100 billion OP
MinebeaMitsumi Passion to Create Value through Difference 1
and/or 100 by 2020 From investor meeting presentation on May
8, 2015 Progressing as planned ! by 2014 Completion of 2
pillars by 2017 Enlarge 2 pillars by 2020 3 Pillars
including new products w/ wireless or other technology
Former Mid-term plan achieved in 1st year Electronic Devices and Components become 2nd pillar Mid-term targets Further
advance of businesses and new products Mid-to-long-term
targets 1 trillion yen sales and/or 100 billion yen OP May
9, 2017 26

Challenge to \1 trillion sales and/or \100 billion OP
MinebeaMitsumi Passion to Create Value through Difference
2020 goal benchmarks New Mid-term Business Plan targets
(Billion yen) 0 200 400 600 800 1,000 (Billion yen) 0 20 40
60 80 100 Sales Operating income Sales not-included in New
Mid-term Business Plan New products New products MandA 638.9
49 750 56 720 63 800 80 FY3/17 FY3/18 Plan FY3/19 Plan
FY3/20 Plan FY3/21 Targets May 9, 2017 27

Estimated breakdown of \100 billion OP in FY3/2021

MinebeaMitsumi
Passion to Create Value through Difference

Breakdown

- Machined Components — \50 billion
- Electronic Devices & Components — \30 billion
- Mitsumi — \20 billion
- M&A — \15 billion
- Headquarters Expenses — \-15 billion



May 9, 2017

28

Machined Components plan targets MinebeaMitsumi Passion to
Create Value through Difference Aiming for ball bearing
production capacity of 285 million units/month in FY 3/18
(Improving productivity to get 35 million units / mo )
(Billion Yen) 0 50 100 150 200 250 (Billion Yen) 0 25 50 75
Pivot assembly sales Operating income Rod-ends / Fastener
sales Ball bearing sales 156.3 161 170 184 39.1 41 44 49
32.6 31.5 30 31 29.5 31.1 35 39 94.1 98.4 105 114 FY3/17
FY3/18 Plan FY3/19 Plan FY3/20 Plan May 9, 2017 29

Ball bearing strategy MinebeaMitsumi Passion to Create Value through Difference Ample room to improve profitability! 1.
No sign of slowdown in external demand 2. Creating the
capacity to make 285 million units/month by FY 3/18 3.
Expanding sales activity further External ball bearing
shipments (million units / month) Due to production capacity increases by productivity improvement 0 100 150 200 250 137
145 155 171 190 209 233 +15 +25 +35 175 184 198 FY3/14
FY3/15 FY3/16 FY3/17 FY3/18 Plan FY3/19 Plan FY3/20 Plan May
9, 2017 30

Growth of miniature ball bearings for automobiles
MinebeaMitsumi Passion to Create Value through Difference
Environmentally friendly/Energy saving Exhaust Gas
Recirculation Urea-based SCR Electronic Throttle Valve Turbo
Charger etc. Safety Lighting Systems Antilock Brake System
Electronic Stability Control etc. Comfort Seat Fan Rear Gate
Opener etc. Growth of miniature ball bearings for
automobiles FY3/08=100 50 100 150 200 250 300 MinebeaMitsumi ball bearing sales volume for automobile Global automobile
production FY3/17-FY3/20 CAGR +10.0% FY3/17-FY3/20 CAGR
+1.7% FY3/08 FY3/11 FY3/14 FY3/17 FY3/20 Forecast Sources:
IHS, MinebeaMitsumi May 9, 2017 31

Aircraft component strategy MinebeaMitsumi Passion to Create
Value through Difference Aiming to boost profitability 1. By changing the production system from beginning to end, we aim to double per capita productivity. 2. While super large
aircraft production is falling, mid-to-small aircraft
production is rising. 3. Trying to boost per-aircraft sales
by selling more mechanical parts 4. Focusing on
hard-to-process materials and value-added components
Mechanical Parts for Aircraft Boeing and Airbus Commercial
aircraft shipments (# of aircrafts) 400 800 1,200 1,600
2,000 CAGR(2016-2019) 9.0% / year 2015 2016 2017 Forecast
2018 Forecast 2019 Forecast Sources: Boeing, Airbus,
forecast by MinebeaMitsumi May 9, 2017 32

Pivot assembly strategy (HDD) MinebeaMitsumi Passion to
Create Value through Difference Focusing on market share to
maintain profits Working in a gradually shrinking HDD market
Taking advantage of high quality and lower production cost of ball bearings HDD market forecast Enterprise Nearline
3.5"ATA 2.5"Mobile (Million units) 0 100 200 300 400 500 426
400 374 352 330 FY17/3^`FY20/3 CAGR - 6.2% FY3/16 FY3/17
FY3/18 Forecast FY3/19 Forecast FY3/20 Forecast Sources:
TSR, forecast by MinebeaMitsumi May 9, 2017 33

Electronic Devices and Components plan targets MinebeaMitsumi
Passion to Create Value through Difference Motors will drive overall growth of #2 pillar (Billion Yen) 0 100 200 300 400
500 (Billion Yen) 0 10 20 30 40 50 Motor sales Operating
income Electronic device sales Sensing device sales Other
sales 441.6 397 345 400 21.9 22 20.5 30 4 4.1 4 4 38.3 33.8
38 45 241 184.3 108 130 158.3 174.8 195 221 FY3/17 FY3/18
Plan FY3/19 Plan FY3/20 Plan May 9, 2017 34

LED backlight strategy – 1

MinebeaMitsumi
Passion to Create Value through Difference

LED backlights move to matured stage

1. Sales will decline, but aim to maintain profits

- Growing market share in China will help make up for major customer's declining order volume.
- Completion of accelerated depreciation will contribute to profits.

2. Shifting focus to automobile applications

- Developing parts & modules(P.52)

3. Ongoing R&D to vie with OLED displays

- Moving forward with supply chain companies in using narrow bezel LED backlights
- Continuing development of curved LED backlights



May 9, 2017

35

LED backlight strategy - 2 MinebeaMitsumi Passion to Create
Value through Difference Shifting focus to automobile
applications 1. Further sales expansion of high-value-added
products for high-end automobiles (Aiming for \16 billion
sales in FY3/18) 2. Utilizing new Slovakian plant to go on
line in early 2018 Instrument Cluster Center Stack Display
Growth of automobile displays (Million units) 0 50 100 150
Instrument Cluster Center Stack Display 115 128 139 147 65
70 74 77 50 59 65 70 +11.2% in 2017 2016 2017 Forecast 2018
Forecast 2019 Forecast Source: HIS May 9, 2017 36

LED backlight strategy – 3

MinebeaMitsumi
Passion to Create Value through Difference

For SALIOT（LED lighting) and smart street lights

1. Aiming \5 billion SALIOT sales in mid-term

- Global sales network has been expanding.
- Strengthening product lineup further
- A new show room will be open in August this year.

2 . Expanding smart street lights as next generation IoT products

- R&D, production & marketing tie-ups with OSRAM, Iwasaki Electric
- Fusion with Mitsumi connectivity components



Temperature / humidity sensor



Air flow sensor



Air pressure sensor



Small size camera



Millimeter-wave radar



May 9, 2017

37

Motor strategy MinebeaMitsumi Passion to Create Value
through Difference Profit growth from automobile
applications Focusing further on automobiles, which are
utilizing more and more motors Pursuing niche markets and cost advantages Utilizing new Slovakian plant in operation in
early 2018 BLDC Motor PM Motor DC Brush Motor DC Brush Motor
PM Motor PM Motor Fan Motor Fan Motor May 9, 2017 38

Sensing device strategy (Minebea business) MinebeaMitsumi
Passion to Create Value through Difference Stable growth in
pre-acquisition businesses and synergy with Sartorius MTandH 1.
Stable growth in pre-acquisition businesses Promoting sales
of passenger seat sensors for the North American automobile
market and others 2. Synergy with Sartorius MTandH Utilizing in house components Cross selling to expand customer base
Utilizing Bengaluru, India plant 3. Building a platform of
our future healthcare business Moving toward
commercialization of medical bed sensors (will be announced
soon) Expanding business for key IoT components employing
MEMS sensors Seat sensors High-end measuring equipment
Medical bed sensors May 9, 2017 39

Mitsumi business plan targets MinebeaMitsumi Passion to
Create Value through Difference Becoming next pillar as
profits surge this fiscal year Impacts of integration 1.
Highly strengthened RandD capabilities 2. Positive impact on
OP (down arrow) No more worry on dilutive impacts on profits
Effects of share swap scheme 1. Benefits of negative
goodwill and increased amount available for dividends 2.
Stronger B/S 3. Smaller impacts on # of shares issued by
utilizing treasury stock (Billion Yen) 0 50 100 150 200 250
(Billion Yen) (15) 0 15 30 45 60 75 Sales Operating income
178 191.2 204 215 (10.6) 10 12.5 16 FY3/17 FY3/18 Plan
FY3/19 Plan FY3/20 Plan * FY3/17 is managerial accounting
base, not audited May 9, 2017 40

Reviewing product portfolio - 1 MinebeaMitsumi Passion to
Create Value through Difference Aggressive allocation of
people and resources Core Competitive in niche markets +
Permanent Sub-core Innovative?{Non-permanent Non-core Low
margin or Price niche Growth Improving profits and Next
generation product RandD Selection and concentration May 9,
2017 41

Reviewing product portfolio - 2 MinebeaMitsumi Passion to
Create Value through Difference Profit sources Core Industry staples Are a constant Sub-core Smartphone components Game
consoles HDD components, etc. Non-core Low sales Low margin
Low growth potential May 9, 2017 42

Seven Spears of MinebeaMitsumi MinebeaMitsumi Passion to
Create Value through Difference The 7 Spears Bearings Motors
Sensors Connectors/Switches Power supplies
Wireless/Telecommunications/Software Analog semiconductors
May 9, 2017 43

Seven spears - 3　Sensors
MinebeaMitsumi
Passion to Create Value through Difference

Centering on strain gauge and MEMS sensor technology

- Exploring possibilities of temperature/environment sensors
- Expanding business for key IoT components employing strain gauges


Strain gauges


Gauge pressure sensors


Air pressure sensors


Pressure sensors



Temperature/environment sensor market (forecast)


Others
\180 billion
Pressure sensors
\780 billion
Temperature / Moisture sensors
\230 billion
(under development)
2019 Forecast
\2 trillion
Flowmeter sensors
\840 billion
(under development)

Sources : Fuji Chimera Research institute

May 9, 2017
44

Seven spears - 4 Connectors / Switches MinebeaMitsumi
Passion to Create Value through Difference Key words are
ultra-precision / water-proof Taking advantage of
ultra-precision machining Targeting hard-to-process
components - Focusing on high-speed transmission
(automobiles and USB Type-C) USB Type-C Automobile Connectors
(HSD) Automobile Connectors (FAKRA) Automobile Connectors
(USCAR-30) Tactile Switches Connector/Switch market
(forecast) Tactile Switches Telecommunications Automotive
(Billion Yen) 0 1,000 2,000 3,000 4,000 \4 trillion market
2015 2016 2017 Forecast 2018 Forecast 2019 Forecast Source:
Sangyo-Joho Limited May 9, 2017 45

Seven spears - 5 Power supplies MinebeaMitsumi Passion to
Create Value through Difference Win the IoT era with
high-quality / high-function Focus on lower than 70W
products (quality / reliability) Build sales by exploring
existing markets Optimize factory portfolio AC adapters for
information equipment AC chargers for Li-ion battery pack
Power supplies for BD/DVD recorders Switching power supply
market (forecast) (Billion US$) 0 18 20 22 24 \2.5 trillion
market 2015 2016 2017 Forecast 2018 Forecast 2019 Forecast
Source: EMJ May 9, 2017 46

Seven spears - 6 Wireless / Telecommunications / Software
MinebeaMitsumi Passion to Create Value through Difference
Growth with automobile applications and responding to IoT
Aim to capture market for combined components of ADAS
(advanced driver assistance system) RandD of next generation antennas Utilize India / Slovakia factories Shark fin
antennas Bluetooth modules GPS antennas HD-PLC adapters
Antenna market (forecast) (Billion Yen) 0 20 40 60 80 100
120 140 FY3/17^`FY3/20 CAGR +8.2% FY3/16 FY3/17 FY3/18
Forecast FY3/19 Forecast FY3/20 Forecast Sources: Mark Lines
Co., forecasts by MinebeaMitsumi May 9, 2017 47

Seven spears – 7 Analog semiconductors

MinebeaMitsumi
Passion to Create Value through Difference

Analog semiconductors - the IoT entrance and exit ways

- Focus on high-value-added products (such as ADC, etc.)
- Accelerate R&D of next generation products
- Strengthen power semiconductor foundry operations



Protection ICs for Li-ion batteries

AC/DC converter ICs

Analog front-end ICs

Market size in 2016

Battery ICs
\35 billion

Power Supply ICs
\370 billion

MEMS sensors
\1,600 billion



Source: MinebeaMitsumi

May 9, 2017

48

Basic policy of sub-core businesses MinebeaMitsumi Passion
to Create Value through Difference Improve our competitive
edge by boosting productivity across the board and
developing new products with an eye to the risk of a
shrinking market Optical devices 1. Expand OISs and VCMs for
Chinese customers 2. Consider producing some products in
Cambodia Mechanical components 1. Consider producing some
products in Cambodia 2. IoT hybrid component RandD and sales
May 9, 2017 49

Developing strategic new products by fusion with Mitsumi's
technology/products MinebeaMitsumi Passion to Create Value
through Difference Developing high value-added solutions
that combine input, conversion/control, and output devices
Product lineup Input devices Strain gauges MEMS sensors -
Pressure - Atmospheric - Air flow - Temperature / humidity -
Proximity, body (object) detection - 6-axis force Camera
modules Antennas Conversion/control devices Inverter
circuits Driver circuits IC for power supply IC for
protecting battery Switching power supply Wireless
telecommunications Connectors Output devices Motors
Actuators Haptic devices LED backlights Lighting devices
Bearings May 9, 2017 50

Re-enter haptic device business

MinebeaMitsumi
Passion to Create Value through Difference

Development of small actuators by sharing core technologies

Small actuators

- Linear actuators

– Sharing core technologies for health care actuators

– Circular, Rectangular, Square

Electric toothbrush



Beauty devices





Vibration elements
- Automotive
- Healthcare

Haptics
- Automotive
- Consume products

Uniaxial variable Actuators
- Automotive
- Consume products

Use in automobiles



1
2
3
4
5
6
7
8
9
10

1. Infotainment
2. Steering wheel
3. Air conditioner switch
4. Multifunction switch on Steering wheel
5. Touch pad
6. Shift lever
7. Rotary switch
8. Accelerator /Brake pedal
9. Seat (Cushion, Back rest)
10. Window switch

May 9, 2017

51

Development of haptic module MinebeaMitsumi Passion to
Create Value through Difference Boost automobile device
business via fusion with Minebea and Mitsumi
technology/products Instrument Cluster Center Stack Display
Strain gauges Actuators LED backlights Connectors Aim to
expand as key IoT components May 9, 2017 52

Development of IoT-related products MinebeaMitsumi Passion
to Create Value through Difference Many RandD projects
enhanced by fusion with Mitsumi's technology/products are
currently in the works! Main target markets for IoT products
Automobile Healthcare Infrastructure New devices which
connect people to things and things to things can become
pillar #3. May 9, 2017 53

Financial strategy MinebeaMitsumi Passion to Create Value
through Difference 1. Use of cash - Current net
interest-bearing debt level is appropriate. - Priority for
cash usage is on growth (capital expenditures, MandAs). - Next priority is returning cash to investors. 2. Dividend policy
- FY3/2017 Interim \7/share, Year-end \7/share, Total
\14/share (About a 20% payout ratio, excluding non-cash
negative goodwill) - FY3/2018(forecast) Interim \10/share,
Year-end \10/share, Total \20/share (Aiming for about a 20%
payout ratio) 3. Share buyback (announced on February 13,
2017) - Number of shares: Up to 12 million shares (equal to
2.82% of total issued shares excluding treasury stock) -
Amount: Up to 15.0 billion yen - Period: From February 14,
2017 to September 22, 2017 May 9, 2017 54

Cash flow, debt, cap-ex and DandA plan MinebeaMitsumi Passion to Create Value through Difference Net interest-bearing debt and Free cash flow plan (Billion Yen) Net interest-bearing
debt Free cash flow 109.9 93.1 97.5 70.9 56.2 32.4 (9.1)
24.2 24.5 (1.1) 36.3 21.9 32.3 50 FY3/14 FY3/15 FY3/16
FY3/17 FY3/18 Plan FY3/19 Plan FY3/20 Plan Capital
expenditures and Depreciation and amortization plan (Billion
Yen) Cap-ex DandA 20.7 23.7 37.6 28.8 43.9 34.8 31.8 28.2 44
33 43 36 38 36 FY3/14 FY3/15 FY3/16 FY3/17 FY3/18 Plan
FY3/19 Plan FY3/20 Plan May 9, 2017 55

M and A strategy MinebeaMitsumi Passion to Create Value through
Difference Toward FY3/2021 targets, aiming to capture
additional profit sources 1. Aiming for MandAs that will boost machined components business 2. Will explore MandA and
alliance opportunities in specific fields and with an eye to particular targets May 9, 2017 56

MinebeaMitsumi Passion to Create Value through Difference
Business Results MinebeaMitsumi Inc.
http://www.minebeamitsumi.com/ Any statements in this
presentation which are not historical are future projections based on certain assumptions and executive judgments drawn
from currently available information. Please note that
actual performance may vary significantly from any
particular projection due to various factors. Factors
affecting our actual performance include but are not limited to: (i) changes in economic conditions or demand trends
related to MinebeaMitsumi's business operations; (ii)
fluctuation of foreign exchange rates or interest rates; and
(iii) our ability to continue RandD, manufacturing and
marketing in a timely manner in the electronics business
sector, where technological innovations are rapid and new
products are launched continuously. All the information in
this document is the property of MinebeaMitsumi Inc. All
parties are prohibited, for whatever purpose, to copy,
modify, reproduce, transmit, etc. this information
regardless of ways and means without prior written
permission of MinebeaMitsumi Inc. May 9, 2017 57